# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001992147
Persons authorized to receive notices and communications: Matthew Maron, 17 Old Kings Highway South, Suite 220, Darien, Connecticut (CT), 06820, 203-489-9080

## Reporting persons
- Steven Sarracino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,290,178; sole dispositive power 0; shared dispositive power 1,290,178; aggregate amount beneficially owned 1,290,178 (8.9% of the class); the aggregate amount excludes certain shares
- Activant Ventures Advisors III, LLC (CIK 0001992147): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class); the aggregate amount excludes certain shares
- Activant Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class); the aggregate amount excludes certain shares
- Activant Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 673,960; sole dispositive power 0; shared dispositive power 673,960; aggregate amount beneficially owned 673,960 (4.8% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 142,084; sole dispositive power 0; shared dispositive power 142,084; aggregate amount beneficially owned 142,084 (1.1% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 235,332; sole dispositive power 0; shared dispositive power 235,332; aggregate amount beneficially owned 235,332 (1.7% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 3, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,350; sole dispositive power 0; shared dispositive power 17,350; aggregate amount beneficially owned 17,350 (0.1% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,832; sole dispositive power 0; shared dispositive power 27,832; aggregate amount beneficially owned 27,832 (0.2% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 6, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 121,414; sole dispositive power 0; shared dispositive power 121,414; aggregate amount beneficially owned 121,414 (0.9% of the class); the aggregate amount excludes certain shares
- PAVF Holding Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class); the aggregate amount excludes certain shares
- Better Voyager Partners Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 5 ("Amendment No. 5") amends and supplements the original Schedule 13D filed on September 1, 2023 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 18, 2023 ("Amendment No. 1"), as further amended by Amendment No. 2 to the Original Schedule 13D, filed on October 2, 2024 ("Amendment No. 2"), as further amended by Amendment No. 3 to the Original Schedule 13D, filed on October 25, 2024 ("Amendment No. 3"), as further amended by Amendment No. 4 to the Original Schedule 13D, filed on June 29, 2026 ("Amendment No. 4", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"). Except as provided herein, all Items of the Schedule 13D remain unchanged and this Amendment No. 5 does not modify any information previously reported on the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 5 is being filed by each of Steven Sarracino ("Mr. Sarracino"), a United States citizen, Activant Ventures Advisors III, LLC ("AVA III LLC"), a Delaware limited liability company, Activant Capital Management, LP ("ACM LP"), a Delaware limited partnership, Activant Ventures III, L.P. ("AV III LP"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 1, L.P. ("AV III OPS FUND 1"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 2, L.P. ("AV III OPS FUND 2"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 3, L.P. ("AV III OPS FUND 3"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 4, L.P. ("AV III OPS FUND 4"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 6, L.P. ("AV III OPS FUND 6" and, together with AV III LP, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3 and AV III OPS FUND 4, the "AV III Funds"), a Delaware limited partnership, PAVF Holding Company Limited ("PAVF"), a Cayman Islands company limited by shares and Better Voyager Partners Company Limited ("Better Voyager Partners"), a Cayman Islands company limited by shares (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 5 hereby amends and supplements Item 4 by adding the following thereto:

"Mr. Sarracino, Mr. Vishal Garg, and Mr. Tony Bobulinski, each of whom is a beneficial owner of Shares, have engaged, and expect to continue to engage, in discussions with the Issuer's Board and management and certain stockholders of the Issuer regarding certain changes to the composition of the Board and change regarding the Issuer's interim or long-term CEO. See Item 5(a) below."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 5 hereby amends and restates Item 5(a) of the Schedule 13D in its entirety, to read as follows:

"The information set forth in Item 4 above is hereby incorporated by reference in this Item 5.

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 13,243,928 Shares outstanding as of July 31, 2026, as reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

The Shares reported hereby consist of: (i) 72,206 Shares held by Better Voyager Partners; (i) 673,960 Shares that may be obtained upon the conversion of Class B common stock held by AV III LP; (iii) 142,084 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 1; (iv) 235,332 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 2; (v) 17,350 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 3; (vi) 27,832 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 4; and (vii) 121,414 Shares that may be obtained upon the conversion of Class B common stock held by AV III OPS FUND 6.

AVA III LLC, as the general partner of the AV III Funds, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock. ACM LP, as the investment advisor of the AV III Funds, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock. PAVF, as the sole shareholder of Better Voyager Partners, may be deemed to be a beneficial owner of all such Shares held by Better Voyager Partners. Mr. Sarracino, as manager of AVA III LLC, managing member of the general partner of ACM LP, and director of PAVF, may be deemed to be a beneficial owner of all such Shares acquirable by the AV III Funds upon the conversion of Class B common stock and all such Shares held by Better Voyager Partners. Each of AVA III LLC, ACM LP, PAVF and Mr. Sarracino hereby disclaims any beneficial ownership of any such Shares.

Based on the communications described in Item 4, the Reporting Persons may be deemed to constitute a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with (i) Mr. Tony Bobulinski and Global Investment Ventures LLC (together, the "Bobulinski Parties") and (ii) Mr. Vishal Garg and 1/0 Real Estate, LLC, 1/0 Holdco, LLC, and The 718 4Ever Trust I (together, the "Garg Parties"). Such potential group may be deemed to beneficially own a total of 4,539,572 Shares, representing approximately 26.8% of the Shares outstanding, calculated in accordance with Rule 13d-3(d) under the Exchange Act. Rows 11 and 13 of the Cover Page for each Reporting Person exclude a total of 624,198 Shares that the Reporting Persons understand to be beneficially owned by the Bobulinski Parties and a total of 2,625,196 Shares that the Reporting Persons understand to be beneficially owned by the Garg Parties. The Reporting Persons hereby disclaim beneficial ownership of any such Shares.

The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are members of any group, and the Reporting Persons expressly disclaim any such group status, except as otherwise described herein."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment No. 5 hereby amends and restates Item 5(b) of the Schedule 13D in its entirety, to read as follows:

"The information set forth in Rows 7 through 13 of the cover page for each Reporting Person is incorporated herein by reference."
Transactions in the class effected during the past sixty days:
This Amendment No. 5 hereby amends and restates Item 5(c) of the Schedule 13D in its entirety, to read as follows:

"There have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 4."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment No. 5 hereby amends and supplements Item 6 by adding the following thereto:

"The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6."

## Signatures
- Steven Sarracino: /s/ Steven Sarracino, Steven Sarracino (08/14/2026)
- Activant Ventures Advisors III, LLC: /s/ Steven Sarracino, Manager (08/14/2026)
- Activant Capital Management, LP: /s/ Steven Sarracino, Managing Member of its General Partner (08/14/2026)
- Activant Ventures III, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- Activant Ventures III Opportunities Fund 1, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- Activant Ventures III Opportunities Fund 2, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- Activant Ventures III Opportunities Fund 3, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- Activant Ventures III Opportunities Fund 4, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- Activant Ventures III Opportunities Fund 6, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/14/2026)
- PAVF Holding Company Limited: /s/ Steven Sarracino, Director (08/14/2026)
- Better Voyager Partners Company Limited: /s/ Steven Sarracino, Director of its Sole Shareholder (08/14/2026)